Exhibit (a)(5)(D)
INVERNESS MEDICAL INNOVATIONS COMMENCES CASH TENDER OFFER
FOR BIOSITE INCORPORATED AT $92.50 PER SHARE
WALTHAM, MA, May 29, 2007 — Inverness Medical Innovations, Inc. (AMEX: IMA) announces that its wholly-owned subsidiary, Inca Acquisition, Inc., has commenced its tender offer for all outstanding shares of Biosite Incorporated (NASDAQ: BSTE) at a price of $92.50 per share in cash, without interest, plus, if the first time the shares are accepted for payment (the “Acceptance Time”) shall not have occurred on or prior to July 2, 2007, an additional $0.015205 in cash per share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes.
The Board of Directors of Biosite has unanimously determined that the tender offer, the related merger and the other transactions contemplated by the tender offer and merger agreement are fair to and in the best interests of Biosite’s stockholders. The Board also approved the merger agreement, declared the merger agreement advisable, and recommended that holders of shares of Biosite common stock tender their shares in the offer and adopt the merger agreement, if adoption by Biosite’s stockholders is required by applicable law.
There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of the applicable waiting periods under certain foreign antitrust laws and receipt of certain foreign antitrust approvals.
Unless the tender offer is extended, the tender offer and any withdrawal rights to which Biosite’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Monday, June 25, 2007 (the end of the day on Monday). Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, Biosite will be a wholly-owned subsidiary of Inverness.
About Inverness Medical Innovations
Inverness Medical Innovations is a leading global developer of advanced diagnostic devices and is presently exploring new opportunities for its proprietary electrochemical and other technologies in a variety of professional diagnostic and consumer-oriented applications including immuno-diagnostics with a focus on women’s health, cardiology and infectious disease. Inverness’ new product development efforts, as well as its position as a leading supplier of consumer pregnancy and fertility/ovulation tests and rapid point-of-care diagnostics, are supported by the strength of its intellectual property portfolio. Inverness is headquartered in Waltham, Massachusetts. For more information about Inverness Medical Innovations, please visit our website at http://www.invernessmedical.com.
About Biosite
Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. The company’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage® rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.
Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements reflect Inverness’ and Biosite’s current views with respect to future events and are based on their respective managements’ current assumptions and information currently available. Actual results may differ materially due to numerous factors including, without limitation, risks associated with general competitive factors, market and economic conditions generally, the demand for the acquired products, the ability of Inverness and Biosite to successfully develop and commercialize the acquired products, the risks and uncertainties described in Inverness’ annual report on Form 10-K, as amended, for the period ended December 31, 2006 and Biosite’s quarterly report on Form 10-Q for the period ended March 31, 2007, and other factors identified from time to time in their respective periodic filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties relating to the proposed transaction include, without limitation: volatility in the market price of Biosite’s common shares; the lack of assurance that regulatory approvals or exemptions will be obtained or the proposed offer conditions will be satisfied; the extent to which holders of common shares determine to tender their shares to the Inverness offer; Inverness will not obtain the requisite debt financing for the transaction, or if obtained and the proposed transaction is consummated, Inverness would significantly increase its level of indebtedness; the anticipated benefits, including synergies and accretion, of the transaction will not be realized; the closing conditions to any transaction that may be entered into are not realized; and the proposed transactions will not be consummated. These forward-looking statements speak only as of the date of this press release, and neither Inverness nor Biosite undertake any obligation to update or revise any forward-looking statements contained herein.
Additional Information About the Proposed Transaction and Where to Find It: This report is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the relevant tender offer documents because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. Inverness and its acquisition subsidiary have filed tender offer materials with the U.S. Securities and Exchange Commission (SEC), and Biosite has filed a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) Inverness by mailing requests for such materials to: Investor Relations Department, 51 Sawyer Road, Suite 200, Waltham, MA 02453 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Inverness file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Inverness at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Inverness’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.